Exhibit 99.69

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

Coastal Contacts Reports Record Third Fiscal Quarter 2011 Results

•                  Net revenues increased 26%.

•                  Orders delivered increased 46% to 624,530 deliveries.

•                  Eyeglasses revenues grew 138 % to $12 million.

•                  Eyeglasses shipments grew 276% to 262,868 pairs.

•                  Shipped eyeglasses orders to 48,397 returning customers.

Vancouver, British Columbia — September 12, 2011 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses, today announced its financial results for the third fiscal quarter ended July 31, 2011. A conference call will be held today at 1:00 p.m. Eastern Time to discuss the results.

“We’re pleased with our solid third quarter results. During the quarter we focused on and delivered strong revenue growth and scaled customer deliveries. That investment was supported by strong loyalty and retention as more than 402,000 returning customers placed orders. In the quarter, we also continued to invest in the eyeglass segment as we build our leadership position in this large and compelling category. Most impressive were the 48,397 eyeglasses customers who returned and bought additional pairs of eyeglasses from us reinforcing our belief that we are building a revolutionary value proposition that will inspire customers to buy from Coastal again in the future. Eyeglasses revenue experienced strong growth again in the quarter with almost half of the sales coming from our private label brands,” stated Roger Hardy, Coastal’s Founder and CEO. “We have taken a number of steps in the quarter to extend our lead in this rapidly growing category, and we are seeing outstanding results. Congratulations to the entire Coastal team on a great quarter.”

Third Quarter 2011 Financial Highlights

•      Contact lens revenues grew 9% year over year to $37.6 million.

•      Eyeglasses revenues grew 138 % to $12 million.

•                  Gross profit margin grew to $15.1 million or 30.5% as a percentage of sales compared with 28.8% in the prior year.

•      Adjusted EBITDA was -$.4 million compared with $2.3 million in the prior year.

•      Net loss of $1.6 million compared with Net earnings of $0.5 million in the prior year.

•                  Net loss per share was $0.03, compared with Net earnings of $0.01 per share in the prior year.

•      At July 31, 2011 cash and equivalents totaled $14.2 million.

Third Quarter 2011 Operating Metrics

•      Existing customers generated 402,812 orders or 64% of orders.

•      New customers generated 221,718 orders or 36% of orders.

•                  Average order value was $79.40 during the quarter compared with $92.06 in the prior year.

•      Coastal sites experienced more than 6 million unique visitors in Q3 2011.

•      Coastal converted more than 10% of these browsers to buyers.

Eyeglasses category highlights

•                  Eyeglasses revenues of $12 million represented 24% of company sales compared with 13% of sales during the same period in 2010.

•      Coastal’s private label eyeglasses brands accounted for 49% of sales.

•      Shipped orders to 48,397 returning eyeglasses customers during the quarter.

Recent Operating Highlights

•                  Coastal completed installation of a digital surfacing manufacturing system during the quarter to manufacture “free form” progressive lenses in its state of the art facility.

•      Coastal sites have now attracted more than 1 million Facebook™ friends.

•      Coastal has shipped more than 1 million eyeglasses since launching the category.

Conference Call Today

Coastal will host a conference call to review the financial results and operations on Monday, September 12, 2011 at 1:00pm Eastern Standard Time. Participating in the call will be Roger Hardy, Founder and CEO and Gordon Howie, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

Local Sweden Stockholm	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

North American Toll Free	1-800-937-6305
Passcode	408089

Adjusted EBITDA, reorders and orders shipped as referenced in this news release are Non-GAAP financial measures. Adjust EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, share based compensation expense, management change costs and unrealized foreign exchange gains and losses. See “Supplemental Non-GAAP Measures” herein.

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our unaudited consolidated financial statements for the third fiscal quarter ended July 31st, 2011 and accompanying notes and Management’s Discussion and Analysis which will be available on SEDAR at www.sedar.com.

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS (LOSS)

(Unaudited) ($000’s, except share and per share amounts)

	Three months ended		Nine months ended
	July 31		July 31
	2011	2010	2011	2010

Sales	$49,589	$39,455	$134,036	$112,681
Cost of sales	34,481	28,078	93,730	80,737
Gross profit	15,108	11,377	40,306	31,944

Advertising	8,163	4,890	19,653	12,801
Selling, general and administration	7,320	5,087	22,104	14,565
Share-based compensation	310	109	768	459
Amortization on property, equipment and leasehold improvements	512	364	1,393	932
Amortization on intangible assets	235	308	613	1,098
Foreign exchange (gains) losses	(336)	(5)	(330)	270
Interest	75	15	210	30
Earnings (loss) before income taxes	(1,171)	609	(4,105)	1,789
Income tax (recovery)	384	80	(138)	128

Net earnings (loss)	(1,555)	529	(3,967)	1,661

Basic earnings (loss) per share	$(0.03)	$0.01	$(0.07)	$0.03
Diluted earnings (loss) per share	$(0.03)	$0.01	$(0.07)	$0.03

Weighted average number of common shares outstanding

Basic	55,409,764	56,981,557	55,326,382	56,948,115
Diluted	55,409,764	57,963,709	55,326,382	58,036,184

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

($000’s)

	July 31,	October 31,
	2011	2010
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$14,207	$18,266
Accounts receivable	8,165	8,866
Inventory	22,783	17,536
Prepaid expenses	3,848	3,109
Income taxes recoverable	751	—
Future income tax	95	97
Due from related parties	209	204
	50,058	48,078
Property, equipment and leasehold improvements	10,335	5,558
Intangible assets	9,477	8,908
Goodwill	7,706	7,715
	$77,576	$70,259
LIABILITIES
Current
Accounts payable and accrued liabilities	$34,489	$26,988
Income tax payable	—	44
Deferred revenue	74	17
Deferred gain on sale of equipment	87	88
Capital lease obligation	944	811
Lease inducement	93	7
	35,687	27,955
Deferred gain on sale of equipment	215	285
Long-term debt	1,500	—
Capital lease obligation	3,844	2,508
Long-term lease inducement	385	140
Future income tax	3,284	3,359
	44,915	34,247
SHAREHOLDERS’ EQUITY
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,678,471 common shares [2010 — 55,396,171]	39,817	39,176
Contributed surplus	3,150	2,663
Accumulated other comprehensive loss	(3,908)	(3,783)
Deficit	(6,398)	(2,044)
	32,661	36,012
	$77,576	$70,259

Supplemental Non-GAAP Measures

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with Canadian GAAP, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization and share-based compensation expense foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended July 31,
($000’s)	2011	2010

Net earnings (loss)	$(1,555)	$529
Amortization	747	672
Interest expense, net	75	15
Income tax expense	384	80
Share-based compensation	310	109
Foreign exchange (gain) loss	(336)	(5)
Management change cost	—	915
Adjusted EBITDA	(375)	2,315

Additional Information

Additional information relating to Coastal, including the risks and uncertainties outlined in Coastal’s most recently filed annual information form, dated January 28, 2011, can be found on SEDAR at www.sedar.com.

About Coastal Contacts:

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” ‘healthy”, “strong”, “resonating”, “exciting” and similar expressions typically are used to identify forward-looking statements. Examples of such forward looking statements within this news release include statements relating to the Company’s perception of the industries and markets it operates in, its competitive position therein , and its ability to support continued growth.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal’s business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements contained in this news release include, among others, that Coastal will maintain its competitive position in the industries and markets it operates in and expand into other markets in a favorable manner.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that Coastal’s actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to, changes in the market, potential downturn in economic conditions and other risks detailed in Coastal’s filings with Canadian and Swedish securities regulatory authorities. Reference should also be made to the section entitled “Risk Factors” contained in Coastal’s most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to Coastal’s business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and Coastal expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically state otherwise and except as required by applicable law.